Press Release

Lizhan Environmental Corporation (NasdaqGM: LZEN) Reports
Fiscal Year 2011 First Quarter Results (unaudited)

Gross Profits Continued to Grow By 14.7% and Sales of Recycled Leather Flocked Fabric Increased 42.5%

ZHEJIANG, CHINA - (April 7, 2011) - Lizhan Environmental Corporation ("Lizhan" or the "Company") (Nasdaq: LZEN - News), one of China’s leading manufacturers of eco-friendly fabrics whose products are developed using patented technology that regenerates collagen fiber from genuine leather scraps, announced today its first quarter of fiscal year 2011 unaudited results.

2011 First Quarter Financial Highlights
✓	Sales of recycled leather flocked fabric increased $42.5% to $7.9 million in the first quarter of fiscal 2011 from $5.5 million in the first quarter of fiscal 2010
✓	Gross profit increased by 14.7% to $3.1 million in the first quarter of fiscal 2011 from $2.7 million in the first quarter of fiscal 2010
✓	Gross profit percentage increased by 16.3% from 24.4% in the first quarter of fiscal 2010 to 28.3% in the first quarter of fiscal 2011
✓	Operating Expenses increased by 100% to $0.95 million in the first quarter of fiscal 2011 compared to $0.47 million in the first quarter of fiscal 2010
✓	Sales to international customers increased by 15.8% in the first quarter of fiscal 2011 compared to the first quarter of fiscal 2010
✓	Basic and fully diluted earnings per share were $0.18 in the first quarter of fiscal 2011

First Quarter Ended December 31, 2010 Financial Results (Unaudited)
Net Sales
Net sales for the quarter ended December 31, 2010 was $10.8 million, a decrease of approximately 1.4% from $11.0 million in 2009.  Sales of our lower margin ultrasuede leather products decreased by 55.7% to $2.2 million, offset by the 42.5% increase of recycled leather flocked fabric sales, to $7.9 million, and 99.7% increase of tufted fabric sales, to $0.6 million. The Company strategically shifted its sales during the quarter from lower margin ultrasuede leather products to higher margin recycled leather flocked fabric and tufted fabric products, which have experienced increased demand from customers. The following table sets forth the breakdown of the Company’s net revenue by product.

Three Months Ended December 31, 2010

	2010	2009	Percentage
	(Unaudited)	(Unaudited)	Change
Products:
Ultrasuede leather	$2,215,485	$4,998,808	(55.7)%
Recycled leather flocked fabric	7,851,874	5,511,221	42.5%
Microfiber towel	77,991	78,676	(0.87)%
Tufted fabric	595,361	298,144	99.7%
Others	67,840	71,654	(5.32)%

Total	$10,808,551	$10,958,503	(1.4)%

Gross Profit and Gross Profit Margin
Gross profit for the quarter ended December 31, 2010 increased 14.7% to $3.1 million, from $2.7 million for the quarter ended December 31, 2009.  For the quarters ended December 31, 2010 and 2009, the Company’s gross profit margin was 28.3% and 24.4%, respectively. The rise of gross profit margin in 2010 was due to higher volume and improved operational efficiency for our recycled leather flocked fabric products.  In addition, the increase of sales price of the recycled leather flocked material was partially offset by the increased cost of raw materials.

General and Administrative Expenses
The general and administrative expenses totaled $0.7 million for the quarter ended December 31, 2010 from $0.4 million for the quarter ended December 31, 2009, an increase of 75%. The increase was attributable to the increasing cost for additional staff and professional services after the closing of our recent IPO.

Research and Development Expenses
Research and development expenses totaled $11,706 for the quarter ended December 31, 2010, as compared to $19,089 for the quarter ended December 31, 2009, a decrease of 38.7%. This decrease reflected our decreased research and development effort on our existing products.  We focused our research and development efforts on testing our equipment and our production line for the Evergreen products.

Selling and Marketing Expenses
Selling and marketing expenses totaled $218,839 for the quarter ended December 31, 2010, as compared to $58,385 for the quarter ended December 31, 2009, an increase of 274.8%.  This increase was primarily due to increased advertising and promotion activities, staffing costs and other costs relating to selling and marketing activities.

Net Income
Net income attributable to stockholders slightly decreased 2.7% to $2.2 million for the quarter ended December 31, 2010 as compared to approximate $2.3 million for the quarter ended December 31, 2009.  The decrease was primarily due to the higher general and administrative expenses, higher selling and market expenses as well as $0.3 million income tax expense for the quarter ended December 31, 2010. The Company was granted a preferential tax treatment—a tax holiday of full exemption from Enterprise Income Tax (“EIT”) for the two year ended December 31, 2009 and 50% reduction on its EIT rate for the three calendar years ending December 31, 2012.

Balance Sheet and Cash Flow Statement
As of December 31, 2010, the Company had $6.8 million in cash and cash equivalents.  The Company used $2.9 million of cash from operating activities in the quarter ended December 31, 2010, compared to $0.9 million cash provided by operating activities in the quarter ended December 31, 2009, primarily due to a security deposit and prepaid rent of $2.1 million for the Evergreen plant site.  Cash used in investing activities was $4.1 million and increased from $0.4 million in the quarter ended December 31, 2009, reflecting our commitment and continued investment in our new Evergreen Products.  Cash provided by financing activities was $11.2 million for the quarter ended December 31, 2010.

CEO Comments
In commenting on the results for the Company’s first quarter of fiscal year 2011, Mr. Jianfeng Liu, Chief Executive Officer of Lizhan commented, “During the quarter we increased the sales of our higher margin recycled leather flocked fabric by 42.5%. As a result, we increased our gross margin by 16.0% while improving the operational efficiency of existing products.  In addition, during the quarter, we successfully tested and produced our new Evergreen Products and have subsequently begun to produce these products for commercial sale.   We intend to gradually continue to invest and expand our production capacity for both recycled leather flocked fabric and our new Evergreen Products to gradually meet our customer’s growing demand.

About Lizhan Environmental Corporation
Lizhan Environmental Corporation is one of China’s leading manufacturers of eco-friendly fabrics whose products are developed with patented technology that regenerates collagen fiber from genuine leather scraps.  The Company's products are mainly used in furniture, garments and other consumer applications.

Safe Harbor Statements
This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20F, as amended. Some of risks inherent in an investment in our company include, but are not limited to, our limited operation history, our need to maintain sufficient levels of liquidity and working capitals, the potential need to reduce our expansion plans, price inflation in the PRC, difficulties in developing and selling our new Evergreen Products, seasonal patterns in our business, protection of our intellectual property and the risk of infringing the intellectual property of others, customer decisions to discontinue purchasing our products, and restrictions imposed by Chinese regulations, including every policies.  All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:
Corporate Contact:	Investor Relations Contact:
Lizhan Environmental Corporation	Cooper Global Communications
Silvia Liu	Richard Cooper
Investor Relation Manager	Email: rcooper@cooperglobalcommunications.com
Email: ir@lezncorp.com	Sabrina Zhang
Web:	Email: szhang@cooperglobalcommunications.com
Phone: +86 573 8862 268	Phone: (212) 317-1400

-TABLES FOLLOW-

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)
(IN U.S. DOLLARS)

	For the Three Months Ended December 31,
	2010	2009

NET SALES	$10,808,551	$10,958,503

Cost of sales	(7,746,693)	(8,288,326)

Gross profit	3,061,858	2,670,177

Operating expenses:
General and administrative expenses	(718,629)	(397,155)
Research and development expenses	(11,706)	(19,089)
Selling and marketing expenses	(218,839)	(58,385)
Total operating expenses	(949,174)	(474,629)

Operating income	2,112,684	2,195,548

Other income (expenses):
Other income	567,275	163,917
Exchange loss	(51,344)	(6,074)
Interest income	2,409	11,836
Interest expense	(11,901)	(37,478)
Other expenses, net	(88,378)	(26,276)
Total other income, net	418,061	105,925

Income before income taxes	2,530,745	2,301,473

Income tax expense	(313,786)	-

Net income before allocation of non-controlling interest	2,216,959	2,301,473

Net loss attributable to non-controlling interest	21,327	-

Net income attributable to the stockholders	2,238,286	2,301,473
Other comprehensive income
Foreign currency translation adjustment	301,836	2,617

	2,540,122	2,304,090
Less: Foreign currency translation adjustments attributable to non-controlling interest	(7,445)	-

Comprehensive income	$2,532,677	$2,304,090

Earnings per common share
- Basic and fully diluted	$0.18	$0.21

Weighted average number of common shares outstanding
- Basic and fully diluted	12,325,069	10,937,500

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	December 31, 2010	September 30, 2010
	(Unaudited)
Assets
Current assets
Cash	$6,846,492	$2,597,366
Restricted cash	1,897,729	1,072,416
Accounts receivable, net	10,505,366	7,310,194
Inventories	6,116,316	4,666,496
Amounts due from directors	9,091	1,497
Value added tax receivable	485,505	37,586
Prepaid expenses and other current assets	1,809,276	2,442,120
Total current assets	27,669,775	18,127,675
Other assets
Property, plant and equipment, net	27,210,934	12,906,655
Land use rights	1,651,487	1,638,248
Intangible assets, net	620,208	628,333
Deposits for plant and equipment	599,896	11,385,603

Security deposit and prepaid rent	1,521,692	-
Total other assets	31,604,217	26,558,839

Total assets	$ $ 59,273,992	$44,686,514

Liabilities and stockholders' equity
Current liabilities
Accounts payable	$8,930,991	$8,158,461
Bank acceptance notes payable	3,795,455	2,144,832
Short-term loans	6,515,152	13,676,108
Accrued expenses and other payables	848,055	1,251,849
Payable for construction of building and machinery	71,596	297,153
Income taxes payable	1,009,400	702,713
Deferred income	-	110,106
Total current liabilities	21,170,649	26,341,222
Long-term loans	9,621,212	-

Total liabilities	30,791,861	26,341,222

Stockholders' equity
Common stock, $0.32 par; 31,250,000 shares authorized, 13,643,750 shares and 11,143,750 shares issued and outstanding as at December 31, 2010 and September 30, 2010, respectively	4,366,000	3,566,000
Additional paid-in capital	7,734,599	924,000
Statutory reserves	1,503,977	1,289,475
Retained earnings	13,077,290	11,053,506
Accumulated other comprehensive income	1,190,368	888,532
Total Lizhan stockholders’ equity	27,872,234	17,721,513

Less: Non-controlling interest	(609,897)	(623,779)

Total equity	28,482,131	18,345,292

Total liabilities and stockholders' equity	$59,273,992	$44,686,514

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN U.S. DOLLARS)
	For the Three months Ended December 31,
	2010	2009
Cash flows from operating activities:

Net income	$2,216,959	$2,301,473
Add net loss attributable to non-controlling interest	21,327	-
Net income attributable to the Stockholders	2,238,286	2,301,473
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:
Depreciation of property, plant and equipment	169,563	157,905
Amortization of intangible assets	8,200	-
Amortization of land use right	9,161	5,240
Recognition of noncash deferred income from exclusive distribution right granted by the Company to a customer	(110,845)	(161,874)
Non-controlling interest	(21,327)	-
Changes in operating assets and liabilities:
Accounts receivable	(3,073,560)	(3,511,943)
Inventories	(1,376,262)	(2,068,654)
Prepaid expenses and other current assets	1,130,183	(781,963)
Accounts payable	656,097	4,605,057
Accrued expenses and other payables	(273,689)	33,298
(Increase) in security deposit and prepaid rent	(2,075,625)	-
Income tax payable	295,000	-
Value added tax receivable	(444,314)	-
Value added tax payable	(47,853)	284,288

Net cash (used in) / provided by operating activities	(2,916,985)	862,827

Cash flows from investing activities:
(Increase) decrease in restricted cash	(805,009)	762,492
Payment for purchase of plant and equipment	(3,333,539)	(353,919)

Net cash (used in) / provided by investing activities	(4,138,548)	408,573

Cash flows from financing activities:
Proceeds from short term bank loans	6,470,155	3,222,829
Repayment of short term bank loans	(13,767,887)	(2,343,876)
Proceeds from long term bank loans	9,554,763	-
Proceeds from bank acceptance notes payable	3,769,241	908,252
Repayment to acceptance notes payable	(2,159,226)	(2,251,586)
Payment of amounts due to contractors for building and machinery	(250,481)	86,221
Sales of Common Stock for cash, net of offering stocks	7,604,815	-
(Repayment to) advances from a stockholder and director	(7,523)	(70,316)
Net cash provided by/ (used in) financing activities	11,213,857	(448,476)
Effect of exchange rate changes on cash	90,802	4,511

Net increase in cash	4,249,126	827,435
Cash at the beginning of period	2,597,366	864,161
Cash ending	$6,846,492	$1,691,596

Non-cash investing and financing transactions:
Payable due to contractors for construction of building and machinery	$22,591	$193,477
Transfer of deposit for plant and machinery to property, plant and equipment	$10,923,403	$-

Supplemental information:
Cash paid for interest	$217,452	$37,478
Cash paid for profits tax	$18,785	$-